TSX, NYSE – HBM
2019 No. 17

News Release

Hudbay and Waterton Announce Settlement Agreement

Toronto, Ontario, May 3, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX, NYSE:HBM) and Waterton Precious Metals Fund II Cayman, LP and Waterton Mining Parallel Fund Offshore Master, LP, each of which are managed by Waterton Global Resource Management, Inc. (collectively “Waterton”), today announced a settlement agreement (the “Agreement”) that will result in the following eleven nominees (the “Agreed Nominees”) being elected as Hudbay’s board of directors (the “Board”) at Hudbay’s annual and special meeting of shareholders scheduled for May 7, 2019 (the “Meeting”): Carol Banducci, Igor Gonzales, Alan Hair, Alan Hibben, Richard Howes, Sarah Kavanagh, Carin Knickel, Peter Kukielski, Colin Osborne, David Smith and Daniel Muñiz Quintanilla.

In order to facilitate the Agreement, only Agreed Nominees will be nominated for election at the Meeting. None of the other individuals that Hudbay or Waterton had previously intended to nominate for election will be standing for election. Hudbay’s green form of proxy and Waterton’s blue form of proxy continue to be valid, however only votes in respect of the Agreed Nominees will be considered at the Meeting. In addition to the election of the Agreed Nominees, the Agreement includes customary standstill, voting support and other terms.

“Hudbay is pleased to have reached an Agreement with Waterton that is in the best interests of shareholders,” said Alan Hibben, Chair of Hudbay’s Board. “On behalf of the Board, we look forward to welcoming our new directors to the Board and thank our departing directors for their valuable service to the Company. We also thank shareholders for their continued support of Hudbay and firmly believe that the best is yet to come.”

Hudbay and Waterton have also agreed that, following the Meeting, the Corporate Governance and Nominating Committee will initiate a process to identify a suitable successor to the Chair position. Mr. Hibben has agreed to continue to serve as Chair until a successor is appointed and will remain on the Board until the 2020 annual meeting of shareholders. A copy of the Agreement will be available under Hudbay’s profile on SEDAR.

“With the proxy contest behind us, we are pleased that Hudbay will now be able to focus solely on unlocking its significant potential,” said Isser Elishis, Chief Investment Officer of Waterton Global Resource Management, Inc. “We are confident that the refreshed Hudbay Board is well-positioned to add value and deliver long-term value for all shareholders.”

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

TMX, NYSE – HBM 2019 No. 17

About Waterton

Waterton is an investment firm that manages capital for global institutional investors, sovereign wealth funds and endowments. The firm has ~US$2 billion in assets under management and focuses solely on the metals and mining sector. Waterton has a culture of thoroughness and a disciplined approach to capital allocation, and utilizes its significant industry expertise to produce out-sized risk-adjusted returns.

For further information, please contact:

Hudbay

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

Waterton

Sloane & Company
Dan Zacchei / Joe Germani
(212) 486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com